UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of Ocean Rig UDW Inc. as of and for the three-month period ended March 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: May 30, 2012	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "Ocean Rig" or the "Company" or "we" shall include Ocean Rig UDW Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in Company's Annual Report on Form 20-F (File No. 001-35298) for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission (the "Commission") on March 14, 2012 See also the discussion in the section entitled "Forward Looking Statements" below.

Results of Operations
Three-months ended March 31, 2011 compared to the three-months ended March 31, 2012.
Selected Financial Data

(Expressed in thousands of U.S. Dollars)
	Three-months ended March 31,		Change
	2011	2012	Amount	%
REVENUES:
Leasing revenue	$36,235	$-	$(36,235)	(100.0%)
Service revenues and amortization of above market acquired drilling contracts	73,091	162,999	89,908	123.0%
	109,326	162,999	53,673	49.1%

EXPENSES:
Drilling rigs and drillships operating expenses	41,850	85,340	43,490	103.9%
Depreciation and amortization	28,197	54,680	26,483	93.9%
General and administrative expenses	7,156	16,269	9,113	127.3%
Legal settlements	-	6,424	6,424	-
Operating income	32,123	286	(31,837)	(99.1%)

OTHER INCOME/(EXPENSES):
Interest and finance costs	(2,624)	(30,542)	(27,918)	1,064.0%
Interest income	5,653	214	(5,439)	(96.2%)
Loss on interest rate swaps	(1,517)	(3,362)	(1,845)	121.6%
Other, net	1,193	(2,911)	(4,104)	(344.0%)
Total other income/(expenses), net	2,705	(36,601)	(39,306)	(1,453.0%)

INCOME/(LOSS) BEFORE INCOME TAXES	34,828	(36,315)	(71,143)	(204.3%)

Income taxes	(5,961)	(10,032)	(4,071)	68.3%
NET INCOME/(LOSS)	$28,867	$(46,347)	$(75,214)	(260.5%)

Revenues

Revenues from drilling contracts increased by $53.7 million, or 49.1%, to $163.0 million for the three-month period ended March 31, 2012, as compared to $109.3 million for the three-month period ended March 31, 2011. The increase is primarily attributable to the operation of the Ocean Rig Olympia, Ocean Rig Mykonos and Ocean Rig Poseidon that commenced drilling activities during the second and third quarter of 2011, which contributed $108.9 million in aggregate. This increase is offset by lower revenues amounting to $55.2 million for Leiv Eiriksson and Eirik Raude during the three-month period ended March 31, 2012 as compared with the same period in 2011 due to lower rates, longer mobilization periods and rig upgrades and new contract preparation. The maximum day rates for the contracts on which our drilling units were employed during the three-month period ended March 31, 2012 ranged between approximately $450,000 and $590,000 per day. The maximum day rates for the contracts on which our drilling units were employed during the three-month period ended March 31, 2011 ranged between approximately $560,000 and $665,000 per day.

Operating expenses

Drilling rigs operating expenses increased by $43.5 million, or 103.9%, to $85.3 million for the three-month period ended March 31, 2012, compared to $41.9 million for the three-month period ended March 31, 2011. The increase in operating expenses was mainly due to the commencement of drilling operations of the Ocean Rig Mykonos, Ocean Rig Olympia and Ocean Rig Poseidon, resulting in operating expenses of $38.0 million in total. In addition, for the three-month period ended March 31, 2012, the operating expenses relating to the Leiv Eiriksson, Eirik Raude and Ocean Rig Corcovado increased by $2.0 million mainly due to a more extensive maintenance program performed during the first quarter of 2012. Further, a growing resource team of technicians, due to the management of six drilling units during the three-month period ended March 31, 2012, as compared to three drilling units during the corresponding three-month period ended March 31, 2011 contributed $3.4 million of operating expenses during the three-month period ended March 31, 2012.

Depreciation and amortization expense

Depreciation and amortization expense for the drilling rigs increased by $26.5 million, or 93.9%, to $54.7 million for the three-month period ended March 31, 2012, as compared to $28.2 million for the three-month period ended March 31, 2011. The increase in depreciation and amortization was fully attributable to the $26.5 million of depreciation related to the depreciation of the Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos which were delivered during 2011.

General and administrative expenses

General and administrative expenses increased by $9.1 million, or 127.3%, to $16.3 million for the three-month period ended March 31, 2012, as compared to $7.2 million for the three-month period ended March 31, 2011. This increase is mainly due to increased costs related to the management of six drilling units during the three-month period ended March 31, 2012, as compared to three drilling units during the corresponding three-month period ended March 31, 2011, as well as expenses related to the operation of the Company's office in Brazil that commenced operations in late 2011.

Legal Settlements

The amount of $6.4 million is mainly related to a claim settlement related to import/export taxes duties in Angola that was settled during the second quarter of 2012. No such losses were incurred during the relevant period in 2011.

Interest and finance costs

Interest and finance costs increased by $27.9 million, or 1,064.0%, to $30.5 million for the three-month period ended March 31, 2012, compared to $2.6 million for the three-month period ended March 31, 2011. The increase is mainly associated with higher level of debt during the first quarter of 2012 as compared to the corresponding period of 2011.

Interest income

Interest income decreased by $5.4 million, or 96.2%, to $0.2 million for the three-month period ended March 31, 2012, compared to $5.7 million for the three-month period ended March 31, 2011. The decrease was mainly due to lower interest rates on our deposits during 2012 as compared to 2011.

Loss on interest rate swaps

The Company recorded a loss related to interest rate swaps of $3.4 million for the three-month period ended March 31, 2012, as compared to $1.5 million for the three-month period ended March 31, 2011. The loss for the three-month period ended March 31, 2012 was mainly due to mark to market losses of outstanding swap positions as swap rates trended downwards.

Other, net

Other, net decreased by $4.1 million, or 344.0% to a loss of $2.9 million for the three-month period ended March 31, 2012, compared to a gain of $1.2 million for the three-month period ended March 31, 2011. The decrease is mainly due to losses of $2.9 million arising from foreign exchange differences mainly relating to the payment of Brazilian import taxes in Brazilian real.

Income taxes

Income taxes increased by $4.1 million, or 68.3%, to $10.0 million for the three-month period ended March 31, 2012, compared to $6.0 million for the three-month period ended March 31, 2011. Since our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Liquidity

As of March 31, 2012, we had $126.6 million and $180.3 million of cash and cash equivalents and restricted cash, respectively,  related mainly to: (i) bank deposits which are blocked or pledged as cash collateral; and (ii) required minimum cash and cash equivalents (or "minimum liquidity").

Our cash and cash equivalents decreased by $124.3 million, or 50%, to $126.6 million as of March 31, 2012, compared to $250.9 million as of December 31, 2011, and our restricted cash decreased by $1.8 million, or 1%, to $180.3 million as of March 31, 2012, compared to $182.1 million as of December 31, 2011.  The decrease in our cash and cash equivalents was mainly due to loan repayments amounting to $61.7 million, drillships' equipment and other improvements amounting to $27.4 million and advances for rigs under construction and other investments amounting to $19.7 million. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital deficit amounted to $63.3 million as of March 31, 2012, compared to a working capital surplus of $83.9 million as of December 31, 2011.  We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds from future debt or equity issuances.

As of March 31, 2012, we had total indebtedness of $2.7 billion under our senior secured credit facilities and secured notes, excluding unamortized financing fees.  As of March 31, 2012, we were in compliance with all covenants related to our credit facilities.  Please refer to the discussion on Long-term Debt as detailed in Note 9 of the Company's Consolidated Financial Statements included in the Annual Report Form 20-F (File No. 001-35298) for the year ended December 31, 2011 filed with the Commission on March 14, 2012.

As of March 31, 2012, we had $1.1 billion of remaining installment payments under our drillship newbuilding contracts relating to our three newbuilding drillships. We have not obtained financing for these three contracted drillships. We plan to finance these capital expenditures with new debt or equity financing.

Cash flow

Net cash used in operating activities was $17.4 million for the three-month period ended March 31, 2012. In determining net cash provided by operating activities for the three-month period ended March 31, 2011, net loss was adjusted for the effects of certain non-cash items including $59.3 million of depreciation and amortization of deferred finance fees. Moreover for the three-month period ended March 31, 2012, net income was also adjusted for the effects of non-cash items, such as the gain in the change in fair value of derivatives of $6.6 million and amortization of discontinued cash flow hedges of $3.3 million. Net cash provided by operating activities was $74.9 million for the three-month period ended March 31, 2011.

Net cash used in investing activities was $45.2 million for the three-month period ended March 31, 2012, compared to $141.2 million used in for the three month period ended March 31, 2011. We made shipyard payments and expenditures related to the acquisition of drillships of approximately $47.0 million for the three-month period ended March 31, 2012, compared to $396.0 million in the corresponding period of 2011. The decrease in restricted cash was $1.8 million during the three-month period ended March 31, 2011 compared to a decrease of $274.8 million in the corresponding period of 2011.

Net cash used in financing activities was $61.7 million for the three-month period ended March 31, 2012, consisting of repayments of credit facilities. This compares to net cash provided by financing activities of $0.6 million for the three-month period ended March 31, 2011, mainly consisting of $453.9 million proceeds from shareholders' short term loan and long term credit facilities, which was partly offset by repayments of credit facilities amounting to an aggregate of $453.3 million.

Financing activities

Long-term debt

As of March 31, 2012, the Company was in compliance with the covenants in its credit facilities. As of March 31, 2012, DryShips Inc. was in compliance or had the ability to remedy breaches of financial covenants, including loan-to-value ratios relating to its credit facilities.  As of March 31, 2012, DryShips was not in compliance with loan-to-value ratios contained in certain of its loan agreements under which a total of $541.5 million was outstanding as of that date. As a result, DryShips may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash or other property in the total amount of $106.7 million in order to comply with these ratios. For further information, see Note 9 to our unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2012.

As of March 31, 2012, we had a total of $2.7 billion in debt outstanding (net of financing fees) under our credit facilities with various institutions. The table below reflects the classification of certain debt repayments scheduled to be due after March 31, 2012, as payable by such date indicated below.

Twelve months ending:	Total (in thousands)
March 31, 2013	$219,167
March 31, 2014	611,667
March 31, 2015	176,667
March 31, 2016	176,667
March 31, 2017 and thereafter	1,533,332
Total principal payments	2,717,500
Less: Financing fees	(40,766)
Total debt	$2,676,734

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Contingencies

The following table sets forth our contractual obligations and their maturity dates as of March 31, 2012:

Obligations	Total	1st year	2nd year	3rd year	4th year and thereafter
(In thousands of Dollars)
Drillships under construction (1)	1,096,826	-	1,096,826	-	-
Retirement Plan Benefits (2)	2,248	96	91	130	1,931
Operating leases (3)	3,235	1,309	1,309	617	-
Total	$1,102,309	$1,405	$1,098,226	$747	$1,931

(1)
As of March 31, 2012, the Company made an aggregate of $726.6 million of construction and construction-related payments for the Company's three seventh generation drillships and has remaining total construction and construction-related payments for these seventh generation drillships which are currently under construction of approximately $1.097 million in the aggregate.

(2)
Ocean Rig has three defined benefit plans for its employees managed and funded through Norwegian life insurance companies at March 31, 2012. The pension plans covered 50 employees as of March 31, 2012. Pension liabilities and pension costs are calculated based on the actuarial cost method as determined by an independent third party actuary.

(3)
Ocean Rig entered into two three year office lease agreement with an unrelated party which commenced on September 1, 2011 and October 1, 2011. These leases include an option for an additional two and three year term, which must be exercised at least six months prior to the end of the term of the contract which expires in September and October 2014, respectively. Ocean Rig UDW also entered into a three-year office lease with a third party in Nicosia, Cyprus which commenced on September 1, 2010 and expires in 2014. The lease agreements relating to office space are considered to be operational lease contracts. The contracts expire in 2014.

Recent developments

On May 9, 2012, we signed an amendment under our $800.0 million secured term loan agreement to, among other things, terminate the guarantee by DryShips Inc. remove the related covenants and the cross-acceleration provision relating to DryShips Inc.'s indebtedness. As a result of the amendment, a default by DryShips Inc. under one of its loan agreements and the acceleration of the related debt will no longer result in a cross-default under our $800.0 million secured term loan agreement that would provide its lenders with the right to accelerate the outstanding debt under the loan agreement. In addition, under the terms of the loan agreement, as amended, (i) the Company will be permitted to buyback its own common shares; (ii) Drillships Holdings Inc., a wholly-owned subsidiary of Ocean Rig, will be able to pay dividends to us as its shareholder; and (iii) we will be permitted to pay dividends to our shareholders of up to 50% of our net income of each previous financial year, provided in each case that we maintain minimum liquidity in an aggregate amount of not less than $200.0 million in cash and cash equivalents and restricted cash and maintain such level for the next 12 months. The amendments also provide for a reduction in the amount of minimum free cash required to be maintained by Drillships Holdings Inc. from $75.0 million to $50.0 million. Under the agreement, we are required to maintain minimum free cash of $100.0 million.

On May 10, 2012, we announced that we had entered into a drilling contract for the Ocean Rig Olympia with Total E&P Angola. The contract is for a three-year period for drilling offshore West Africa, with an estimated backlog of approximately $652.0 million. The contract is expected to commence in direct continuation of the Ocean Rig Olympia's existing contract in West Africa. The customer has the option to extend the contract for two periods of one year each, with the first option exercisable within one year from the commencement date under the drilling contract, and the second option exercisable within one year after the date of exercise of the first option.

On May 14, 2012, we signed amendments to our two $495.0 million credit facilities with Deutsche Bank Luxembourg S.A. as agent (the "Deutsche Bank Credit Facilities") to, among other things, remove the payment guarantee of DryShips Inc., subject to reinstatement as discussed below, and remove the financial covenants for DryShips Inc. and the cross-default provision relating to DryShips Inc.'s outstanding indebtedness. As a result of the amendments, a default by DryShips Inc. under one of its loan agreements will no longer result in a cross-default under the Deutsche Bank Credit Facilities that would provide the lenders thereunder with the right to accelerate our outstanding debt. In addition, the amendments will also remove the automatic prepayment mechanism under the Deutsche Bank Credit Facilities. The Company will also be required to maintain a debt service reserve of $57.0 million beginning September 2014. Furthermore, under the amended Deutsche Bank Credit Facilities, we will be permitted to pay dividends, make distributions and effect redemptions or returns of share capital in an amount of up to 50% of net income, provided we maintain minimum liquidity in an aggregate amount of not less than $200.0 million in cash and cash equivalents and restricted cash and provide evidence to the lenders through cash flow forecasts that we will maintain such level for the next 12 months following the date of the dividend, distribution or redemption or return of share capital. Under the terms of the amended Deutsche Bank Credit Facilities, in the event of a breach by us of the financial covenants contained in our guarantee, under the Deutsche Bank Credit Facilities, the unconditional and irrevocable payment guarantee of DryShips Inc. will be reinstated; however, such guarantee will not include any financial covenants applicable to DryShips Inc. or cross-default provisions in relation to DryShips Inc.'s indebtedness.

On May 15, 2012, the Ocean Rig Corcovado completed the general testing of equipment as required by Petroleo Brazilieiro S.A., and has commenced revenue-generating drilling operations in Brazil.

On May 18, 2012, we signed an amendment under our $1.04 billion credit facility with DNB Bank ASA as agent, to amend the facility to, among other things, remove the cross-acceleration clause relating to DryShips' indebtedness. As a result of the amendment, a default by DryShips under one of its loan agreements and the acceleration of the related debt will no longer result in a cross-default under the $1.04 billion credit facility that would provide the lenders with the right to accelerate the outstanding debt under the facility. Under the terms of the facility, as amended, the cross acceleration clause relating to the DryShips' outstanding indebtedness is replaced with a cross acceleration relating to the outstanding indebtedness of Ocean Rig, which now provides a guarantee under the facility. Furthermore, under the amended credit facility, Drill Rigs Holdings Inc. is restricted from paying or declaring a dividend without the prior written consent of the lenders if the current employment contract of the Leiv Eiriksson has expired or been terminated until it has been replaced to the satisfaction of the majority of the lenders.

Significant accounting policies

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report Form 20-F (File No. 001-35298) for the year ended December 31, 2011 filed with the Commission on March 14, 2012. There have been no material changes to these policies in the three-month period ended March 31, 2012.

Changes in accounting policies

There have been no material changes to our accounting policies from the year ended December 31, 2011.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this document, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:

•	future operating or financial results;
•
the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of declines in commodity prices and downturn in global economy on market outlook for our various geographical operating sectors and classes of rigs;

•
hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

•
customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

•
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;
•	limitations on insurance coverage, such as war risk coverage, in certain areas;
•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;
•	the inability to repatriate income or capital;
•	complications associated with repairing and replacing equipment in remote locations;
•	import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions;
•	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;
•	the level of expected capital expenditures and the timing and cost of completion of capital projects;
•	our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;

•
factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

•	the effects of accounting changes and adoption of accounting policies; and
•	recruitment and retention of personnel.

We caution readers of this document not to place undue reliance on these forward-looking statements, which speak only as of their dates.

OCEAN RIG UDW INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2011 and March 31, 2012 (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2011	March 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$250,878	$126,589
Restricted cash	57,060	55,264
Trade accounts receivable, net of allowance for doubtful receivables of 18,420 and 18,480	123,223	113,043
Other current assets (Note 5)	65,248	129,617
Total current assets	496,409	424,513

FIXED ASSETS, NET:
Advances for rigs and drillships under construction (Note 6)	754,925	766,601
Drilling rigs, machinery and equipment, net (Note 7)	4,538,838	4,512,128
Total fixed assets, net	5,293,763	5,278,729

OTHER NON CURRENT ASSETS:
Restricted cash	125,040	125,063
Intangible assets, net	9,062	8,701
Financial instruments (Note 10)	-	3,312
Other non-current assets (Note 8)	91,081	149,323
Total non-current assets	225,183	286,399
Total assets	$6,015,355	$5,989,641

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$210,166	$210,244
Accounts payable and other current liabilities	37,305	39,218
Accrued liabilities	104,633	138,106
Deferred revenue	34,726	57,270
Financial instruments (Note 10)	40,727	42,962
Total current liabilities	427,557	487,800

NON CURRENT LIABILITIES
Long term debt, net of current portion (Note 9)	2,525,599	2,466,490
Financial instruments (Note 10)	52,025	46,522
Deferred revenue	9,172	27,888
Other non-current liabilities	2,546	2,990
Total non-current liabilities	2,589,342	2,543,890

COMMITMENTS AND CONTINGENCIES (Note 15)	-	-

STOCKHOLDERS' EQUITY:

Preferred stock $001 par value, 500,000,000 shares authorized at December 31, 2011 and March 31, 2012, nil issued and outstanding at December 31, 2011 and March 31, 2012, respectively	-	-
Common stock, $001 par value; 1,000,000,000 shares authorized, at December 31, 2011 and March 31, 2012, 131,696,928 issued and outstanding at December 31, 2011 and March 31, 2012 respectively	1,317	1,317
Accumulated other comprehensive loss	(51,126)	(47,633)
Additional paid-in capital	3,469,924	3,472,273
Accumulated deficit	(421,659)	(468,006)
Total stockholders' equity	2,998,456	2,957,951
Total liabilities and stockholders' equity	$6,015,355	$5,989,641

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the three-month periods ended March 31, 2011 and 2012

	Three months ended March 31,
	2011	2012
REVENUES:
Leasing revenue	$36,235	$-
Service revenues and amortization of above market acquired drilling contracts	73,091	162,999
Total revenue	109,326	162,999

EXPENSES:
Drilling rigs and drillships operating expenses	41,850	85,340
Depreciation and amortization	28,197	54,680
General and administrative expenses	7,156	16,269
Legal settlements	-	6,424

Operating income	32,123	286

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 11)	(2,624)	(30,542)
Interest income	5,653	214
Loss on interest rate swaps (Note 10)	(1,517)	(3,362)
Other, net	1,193	(2,911)

Total other income(expenses), net	2,705	(36,601)

INCOME/(LOSS) BEFORE INCOME TAXES	34,828	(36,315)

Income taxes	(5,961)	(10,032)

NET INCOME/(LOSS)	$28,867	$(46,347)

EARNINGS/(LOSS) PER SHARE, BASIC AND DILUTED	$0.22	$(0.35)

WEIGHTED AVERAGE NUMBER OF SHARES, BASIC AND DILUTED	131,696,928	131,696,928

(Expressed in thousands of U.S. Dollars- except for share and per share data)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss)
For the three-month periods ended March 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Three-month period ended March 31,
	2011	2012
Net Income/(Loss)	$28,867	$(46,347)
Unrealized interest swap losses	3,272	-
Realized loss on cash flow hedges associated with capitalized interest	(3,272)	-
Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations	-	3,272
Amortization of realized loss on previously designated cash flow hedges associated with capitalized interest	-	258
Actuarial gains / ( losses)	64	(37)
Total Other Comprehensive Income	64	3,493
Total Comprehensive Income/(Loss)	$28,931	$(42,854)

 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Three-months ended March 31,
	2011	2012
Net Cash Provided by/(Used in) Operating Activities	$74,896	$(17,377)

Cash Flows from Investing Activities:
Advances for rigs and drillships under construction	(394,934)	(19,666)
Drillship options	(20,000)	-
Drilling rigs, equipment and other improvements	(1,084)	(27,352)
Decrease in restricted cash	274,774	1,773
Net Cash (Used in Investing Activities)	(141,244)	(45,245)

Cash Flows from Financing Activities:
Proceeds from long-term debt	326,481	-
Proceeds from shareholder short term intercompany loan	127,500	-
Principal payments and repayments of long-term debt	(453,333)	(61,667)
Net Cash Provided by/(Used in) Financing Activities	648	(61,667)

Net decrease in cash and cash equivalents	(65,700)	(124,289)
Cash and cash equivalents at beginning of period	95,707	250,878
Cash and cash equivalents at end of period	$30,007	$126,589

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Ocean Rig UDW Inc and its subsidiaries (collectively, the "Company," "Ocean Rig" or "Group"). Ocean Rig was formed under the laws of the Republic of the Marshall Islands on December 10, 2007, under the name Primelead Shareholders Inc. The Company is controlled by DryShips Inc. ("Dryships"), a publicly listed company on NASDAQ exchange listed under the symbol "DRYS".

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations from the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 14, 2012.

Certain prior period amounts have been reclassified to conform to the current year presentation including: a) the reclassification of part of deferred mobilization expenses and deferred revenue from current assets and current liabilities, respectively, to non-current assets and non-current liabilities and b) the reclassification of foreign exchange gains/losses in the Statement of operations from "General and administrative expenses" to "Other, net".

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2012 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2012.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC on March 14, 2012 (the "Consolidated Financial Statements for the year ended December 31, 2011"). There have been no material changes to these policies in the three-month period ended March 31, 2012.

3. Working capital:

At March 31, 2012, the Company's current liabilities exceeded its current assets by $63,287. However, cash expected to be generated from operations assuming that current market drilling rates would prevail in the twelve months ending March 31, 2013, will be sufficient to cover the Company's ongoing working capital requirements.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties:

Global Services Agreement: On December 1, 2010, DryShips entered into a Global Services Agreement with Cardiff Marine Inc. ("Cardiff"), effective December 21, 2010, pursuant to which the Company has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provides consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of the Company and its subsidiaries, including the Company's drilling units; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of the Company and its subsidiaries, including the Company's drilling units. In consideration of such services, DryShips pays Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. For the three-month periods ended March 31, 2012 and 2011, the Company incurred costs of $795 and $0 as fees related to the Global Services Agreement of which $795 and $0 were related to employment arrangements and $0 and $0 were related to sale and purchase activities, respectively. The Company does not pay for services provided in accordance with this agreement since equal equity contributions are made by its parent company DryShips. Costs from the Global Services Agreement are expensed in the unaudited interim condensed consolidated statement of operations or capitalized as a component of "Advances for rigs and drillships under construction", as applicable, and as a shareholders contribution to capital (additional paid-in capital).

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010, between DryShips and Vivid Finance Limited ("Vivid"), a related party entity incorporated in Cyprus, Vivid provides the Company and its parent, DryShips, with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts; (ii) renegotiating existing loan facilities and other debt instruments; and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by DryShips after providing written notice to Vivid at least 30 days prior to the actual termination date. The Company does not pay for services provided in accordance with this agreement; DryShips pays for the services. Accordingly, these expenses are recorded in the unaudited interim condensed consolidated statement of operations (or as otherwise required by US GAAP) and as a shareholders contribution to capital (additional paid-in capital). For the three-month periods ended March 31, 2012 and 2011, total charges from Vivid were $1,400 and $650, respectively and were recorded in the statement of operations and as a shareholders' contribution to capital.

Intercompany loan
In March 2011, the Company borrowed $127,500, without interest, from DryShips through shareholder loans for capital expenditures and general corporate purposes. On April 20, 2011, the intercompany loan was repaid.

5. Other Current Assets:

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2011	March 31, 2012
Inventories	$10,706	$4,790
Deferred mobilization expenses	38,052	68,541
Prepayments and advances	11,521	14,773
Mobilization fees receivable	-	30,000
Other	4,969	11,513
Balance at end of year/period	$65,248	$129,617

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Advances for Rigs and Drillships under Construction:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2011.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Balance, December 31,2011	$754,925

Advances for drillships under construction and related costs	11,676

Balance, March 31, 2012	$766,601

7. Drilling rigs, machinery and equipment, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2011	$4,889,606	(350,768)	$4,538,838
Additions	27,352	-	27,352
Depreciation	-	(54,062)	(54,062)

Balance, March 31, 2012	$4,916,958	(404,830)	$4,512,128

As of March 31, 2012, all of the Company's drilling rigs and drillships have been pledged as collateral to secure the bank loans (Note 9).

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Other non-current assets:

The amounts included in the accompanying consolidated balance sheets are as follows:

	December 31,	March 31,
	2011	2012
Security deposits for derivatives	$33,100	$31,900
Option for construction of drillships	24,756	24,756
Deferred mobilization expenses	24,176	76,131
Other	9,049	16,536
Balance at end of year/period	$91,081	$149,323

As of December 31, 2011, security deposits of $33,100 for the Ocean Rig Poseidon and Ocean Rig Mykonos, were recorded as "Other non-current assets" in the accompanying consolidated balance sheet. As of March 31, 2012, security deposits (margin calls) of $31,900, for the Ocean Rig Mykonos were recorded as "Other non-current assets" in the accompanying interim condensed consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements as of December 31, 2011 and March 31, 2012.

On November 22, 2010, DryShips, entered into an option contract with Samsung Heavy Industries Co., Ltd ("Samsung") for the construction of up to four additional ultra-deepwater drillships, which would be "sister-ships" to the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos, with certain upgrades to vessels design and specifications. The option agreement was novated by DryShips to the Company on December 30, 2010.

On May 16, 2011, the Company entered into an addendum to the option contract with Samsung, pursuant to which Samsung granted the Company the option  for the construction of up to two additional drillships, which would be "sister ships" to the four optional drillships under the original agreement, with certain upgrades to vessel design and specifications.

The Company has exercised three of the six options under the agreement and as a result, has entered into shipbuilding contracts for three seventh generation, ultra-deepwater drillships with deliveries scheduled in July 2013, September 2013 and November 2013, respectively.

In 2012, Ocean Rig entered into a second and third addendum to the option agreement with Samsung to  extend the date to exercise the fourth option under the original agreement and the two additional options to October 4, 2012.

The Company may exercise the three remaining newbuilding drillship options at any time on or prior to October 4, 2012, with drillship deliveries to be at the reasonable discretion of Samsung, declaring the earliest available date based on Samsung's construction schedule.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2011	March 31, 2012
Term loans/Credit facilities	$2,279,167	$2,217,500
Senior Notes	500,000	500,000
Less: Deferred financing costs	(43,402)	(40,766)
Total debt	2,735,765	2,676,734
Less: Current portion	(210,166)	(210,244)
Long-term portion	$2,525,599	$2,466,490

Senior Notes
On April 27, 2011, the Company issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "Senior Notes") offered in a private placement, resulting in net proceeds of approximately $487,500. The Senior Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of the Company's existing and future unsecured senior indebtedness. The Senior Notes are not guaranteed by any of the Company's subsidiaries. The Company may redeem some or all of the notes as follows: (i) at any time and from time to time from April 27, 2014 to April 26, 2015, at a redemption price equal to 104.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption; or (ii) at any time and from time to time from April 27, 2015 at a redemption price equal to 102.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption. Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. As of March 31, 2012, the Company was in compliance with the bond agreement financial covenants.

The total interest expense and debt amortization cost related to the notes in the Company's unaudited interim condensed consolidated statement of operations for the period ended March 31, 2012, was $12,355.  The contractual semi-annual coupon interest rate is 9.5% per year.

Term bank loans/ Credit facilities

The Company's outstanding bank loans, are secured by a first priority mortgage over the drillships or drill rigs corporate guarantee, and a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to pay dividends, changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company's business, and maintaining an established place of business in the United States or the United Kingdom. The loans also contain certain financial covenants relating to the Company's financial position and the consolidated financial position of DryShips, operating performance and liquidity. A default situation in DryShips could have a substantial effect on the Company. Should DryShips fail to pay loan installments as they fall due, or otherwise breach its covenants resulting in an event of default under any of its credit facilities, this could and in some cases would result in a cross-default under certain of the Company's facilities that would provide the lenders with the right to accelerate the outstanding debt under the applicable facility. As of March 31, 2012, there was no default situation with respect to the loans of the Company and DryShips was in compliance or had the ability to remedy breaches of financial covenants contained in its credit facilities, including loan-to-value ratios relating to its credit facilities.  As of March 31, 2012, DryShips was not in compliance with loan-to-value ratios contained in certain of its original loan agreements under which a total of $541,492 was outstanding as of that date. As a result, DryShips may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash or other property in the total amount of $106,697 in order to regain compliance with these ratios.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt-continued:

On May 9, 2012, the Company signed an amendment under its $800,000 secured term loan agreement to, among other things, terminate the guarantee by DryShips, remove the related covenants and the cross-acceleration provision relating to DryShips's indebtedness. As a result of the amendment, a default by DryShips under one of its loan agreements and the acceleration of the related debt will no longer result in a cross-default under the Company's $800,000 secured term loan agreement that would provide its lenders with the right to accelerate the outstanding debt under the loan agreement. In addition, under the terms of the loan agreement, as amended, (i) the Company is permitted to buy back its own common shares; (ii) Drillships Holdings Inc. is able to pay dividends to Ocean Rig UDW Inc. as its shareholder; and (iii) the Company is permitted to pay dividends to its shareholders of up to 50% of its net income of each previous financial year, provided in each case that the Company maintains minimum liquidity in an aggregate amount of not less than $200,000 in cash and cash equivalents and restricted cash for the next 12 months. The amendments will also provide for a reduction in the amount of minimum free cash required to be maintained by Drillships Holdings Inc. from $75,000 to $50,000. Under the agreement, the Company is required to maintain minimum free cash of $100,000.

On May 14, 2012, the Company signed amendments to its two $495,000 credit facilities with Deutsche Bank Luxembourg SA as agent (the "Deutsche Bank Credit Facilities") to, among other things, remove the payment guarantee of DryShips, subject to reinstatement as discussed below, and remove the financial covenants for DryShips and the cross-default provision relating to DryShips' outstanding indebtedness. As a result of the amendments, a default by DryShips under one of its loan agreements will no longer result in a cross-default under the Deutsche Bank Credit Facilities that would provide the lenders thereunder with the right to accelerate our outstanding debt. In addition, the amendments will also remove the automatic prepayment mechanism under the facilities. The Company will also be required to maintain a debt service reserve of $57,000 beginning September 2014. Furthermore, under the amended Deutsche Bank Credit Facilities, the Company will be permitted to pay dividends, make distributions and effect redemptions or returns of share capital in an amount of up to 50% of net income, provided we maintain minimum liquidity in an aggregate amount of not less than $200,000 in cash and cash equivalents and restricted cash and provide evidence to the lenders through cash flow forecasts that we will maintain such level for the next 12 months following the date of the dividend, distribution or redemption or return of share capital. Under the terms of the amended Deutsche Bank Credit Facilities, in the event of a breach by the Company of the financial covenants contained in the guarantee, under the Deutsche Bank Credit Facilities, the unconditional and irrevocable payment guarantee of DryShips will be reinstated; however, such guarantee will not include any financial covenants applicable to DryShips or cross-default provisions in relation to DryShips' indebtedness.

On May 18, 2012, the Company signed an amendment under its $1,040,000 credit facility with DNB Bank ASA as agent, to amend the facility to among other things, remove the cross-acceleration clause relating to DryShips' indebtedness. As a result of the amendment, a default by DryShips under one of its loan agreements and the acceleration of the related debt will no longer result in a cross-default under the $1,040,000 credit facility that would provide the lenders with the right to accelerate the outstanding debt under the facility. Under the terms of the facility, as amended, the cross acceleration relating to the DryShips' outstanding indebtedness is replaced with a cross acceleration relating to the outstanding indebtedness of Ocean Rig, which now provides a guarantee under the facility. Furthermore, under the amended credit facility, Drill Rigs Holdings Inc. is restricted from paying or declaring a dividend without the prior written consent of the lenders if the current employment contract of the Leiv Eiriksson has expired or been terminated until it has been replaced to the satisfaction of the majority of the lenders.

Total interest and debt amortization cost incurred on long-term debt (including the Senior Notes discussed above) for the periods ended March 31, 2011 and 2012 amounted to $16,845 and $36,363, respectively, of which $16,117 and $9,700, respectively, were capitalized as part of the cost of the drillships under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statement of operations. The Company's weighted average interest rates for the three-month periods ended March 31, 2011 and 2012 were 3.0% and 4.6%, respectively.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt-continued:

The annual principal payments required to be made after March 31, 2012, including balloon payments, totaling $2,717,500 due through December 2020, are as follows:

March 31, 2013	$219,167
March 31, 2014	611,667
March 31, 2015	176,667
March 31, 2016	176,667
March 31, 2017 and thereafter	1,533,332
Total principal payments	2,717,500
Less: Financing fees	(40,766)
Total debt	$2,676,734

10. Financial Instruments and Fair Value Measurements:

As of March 31, 2012, the Company had nine interest rate swap (IRS), cap and floor agreements, outstanding with a notional amount of $1.7 billion. All derivatives are carried at fair value on the consolidated balance sheets at each period end. Balances as of December 31, 2011 and March 31, 2012, are as follows:

	December 31, 2011	March 31, 2012
	Interest rate swaps	Interest Rate Swaps
Non-current assets	$-	$3,312
Current liabilities	(40,727)	(42,962)
Non-current liabilities	(52,025)	(46,522)
Total	$(92,752)	$(86,172)

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statement of Financial Position:

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2011 Fair value	March 31, 2012 Fair value
Interest rate swaps	Financial Instruments Non-current assets	$-	$3,312
Interest rate swaps	Financial Instruments current liabilities	(40,727)	(42,962)
Interest rate swaps	Financial Instruments non-current liabilities	(52,025)	(46,522)
Total derivatives		$(92,752)	$(86,172)

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements-(continued):

During the three-month periods ended March 31, 2011 and 2012, the losses transferred from accumulated other comprehensive loss to the statement of operations were $0, and $3,530, respectively. The estimated net amount of existing losses at March 31, 2012, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $14,122.

The effects of derivative instruments not designated or qualifying as hedging instruments on the unaudited interim condensed consolidated statements of operations is as follows:

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Three-month period ended March 31, 2011	Three-month period ended March 31, 2012
Foreign currency forward contracts	Other, net	$137	$-
Interest rate swaps	Gain/(loss) on interest rate swaps	(1,517)	(3,362)

Total		$(1,380)	$(3,362)

ASC 815, 'Derivatives and Hedging' requires companies to recognize all derivatives instruments as either assets or liabilities at fair value in the balance sheet. Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying unaudited interim condensed consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities.

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

The Senior Notes have a fixed rate and their estimated fair values are determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The fair value of the outstanding balance of the Deutsche Bank credit facilities that has a fixed rate, is estimated through Level 2 of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities. The estimated fair value of the above Senior Notes and loan at March 31, 2012 is approximately $502,500 and $533,774, respectively compared to a carrying value net of finance fees of $490,181 and $478,083, respectively.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements-(continued):

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	March 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps-liability position	$(86,172)	-	(86,172)	-
Total	$(86,172)	-	(86,172)	-

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Interest and Finance costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Three-month period ended March 31,
	2011	2012
Interest on long-term debt, including amortization of financing costs	$16,845	$36,363
Amortization of unrealized OCI hedge reserve	-	3,272
Capitalized borrowing costs	(16,117)	(9,700)
Long-term debt commitment fees and bank charges	1,896	607
Total	$2,624	$30,542

12. Shareholders' equity

     There is one class of common shares and each common share is entitled to one vote for each common share held.

Prior to December 8, 2010, the Company's authorized capital stock consisted of 500 common shares, par value $20.00 per share. During December 2010, the Company adopted, amended and restated articles of incorporation pursuant to which its authorized capital stock consisted of 250,000,000 common shares, par value $0.01 per share; and (ii) declared and paid a stock dividend of 103,125,000 shares of its common stock to its sole shareholder, DryShips. On December 21, 2010, the Company completed through a private placement the sale of an aggregated of 28,571,428 common shares at $17.50 per share. The proceeds from the private placement net of directly attributable costs of $11,699 were $488,301. The stock dividend was accounted for as a stock split. As a result, the Company reclassified approximately $1,021 from APIC to common stock, which represents the par value per share of the shares issued.

On April 15, 2011, the Company's Special Meeting of Shareholders approved an increase in the Company's authorized share capital to 1,000,000,000 common shares, and 500,000,000 preferred shares.

On December 6, 2011, the Company announced that its board of directors had approved a repurchase program for up to a total of $500,000 of the Company's common shares and 9.5% senior unsecured notes due 2016 (Note 9).  The Company's common shares and unsecured notes may be purchased under the program from time to time through December 31, 2013.  As of March 31, 2012, the Company had not purchased any common shares or unsecured notes under the program described above.

Restricted stock awards

On February 14, 2012, the Company's Compensation Committee approved the grant of 112,950 shares of non-vested common stock to officers and key employees as a bonus for their services rendered during 2011. The shares shall vest over a period of three years, one third yearly, on December 31, 2012, 2013 and 2014. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $16.50 per share. As of March 31, 2012, none of these shares have vested, while 3,000 shares were forfeited due to an employee resignation.

On March 21, 2012, the Company's Board of Directors approved the 2012 Equity Incentive Plan (the "Plan") and reserved a total of 2,000,000 shares. Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Shareholders' equity – (continued):

The movement during the three-month period ended March 31, 2012, is presented below.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance as at January 1, 2012	-	$-
Granted	112,950	16.50
Forfeited	(3,000)	16.50

Balance March 31, 2012	109,950	$16.50

As of March 31, 2012, there was $1,660 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the Company. That cost is expected to be recognized over a period of three years. The amount of $154 is recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statement of operations for the three-month period ended March 31, 2012.

13. Accumulated other comprehensive loss:

The amounts in the accompanying balance sheets are analyzed as follows:

	December 31, 2011	March 31, 2012
Cash flows hedges unrealized loss	$(22,904)	$(19,632)
Cash flows hedges realized loss	(30,326)	(30,068)
Actuarial pension gain/(loss)	(2,104)	2,067

Total	$(51,126)	$(47,633)

14. Income Taxes

Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig operates have taxation regimes with varying nominal rates or no system of corporate taxation, as well differing deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

15. Commitments and Contingencies

15.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.

The Company has obtained insurance for the assessed market value of the rigs. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company. The Company's loss of hire insurance coverage does not protect against loss of income from day one, but will be effective after 45 days' off-hire. The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company's results of operations and financial condition. The insurance covers approximately one year for the loss of hire. As part of the Company's normal course of operations, the Company's customer may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Commitments and Contingencies-(continued):

15.1 Legal proceedings – continued:

Ocean Rig's drilling rig the Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Ocean Rig's manager in Angola during this period has made a legal claim for reimbursement of import/export duties for two export/importation events in the period 2002 to 2007 retroactively levied by the Angolan government. Agreement was reached between the parties to this claim for an amount of $6.1 million which was paid by the Company's relevant subsidiary on May 24, 2012 to the claimant, in full and final settlement of the London Court Proceedings. The Company recorded a provision of $6.1 million during the three month period ended March 31, 2012 which is included under "Legal settlements" in the consolidated statement of operations.

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

15.2	Contractual revenue

Future minimum contractual revenue, based on rigs committed to non-cancelable, long-term contracts as of March 31, 2012, amounts to $871,851 for twelve months ending March 31, 2013, $543,344 for twelve months ending March 31, 2014, $525,608  for twelve months ending March 31, 2015 and $144,751 for twelve months ending March 31, 2016. These amounts do not include any assumed off-hire.

15.3 Purchase obligations

As of March 31, 2012, the Company made an aggregate of $726,681 of construction and construction-related payments for the Company's seventh generation drillships under construction and has remaining total construction and construction-related payments for its seventh generation drillships which are currently under construction of approximately $1,096,826 in the aggregate, due in the second and third quarter of  2013.

15.4 Rental payments
Ocean Rig entered into two new three-year office lease agreement with an unrelated party which commenced on September 1, 2011 and October 1, 2011, respectively. These leases include an option for an additional two and three-year term, respectively, which must be exercised at least six months prior to the end of the term of the contract which expires in September 2014 and October 2014, respectively. Ocean Rig UDW also entered into a three-year office lease with a third party in Nicosia, Cyprus which commenced on September 1, 2010 and expires in 2014. The lease agreements relating to office space are considered to be operational lease contracts. As of March 31, 2012, the future obligations amount to $1,309 for the twelve months ending March 31, 2013, $1,309 for the twelve months ending March 31, 2014 and $617 for the twelve months ending March 31, 2015. The contracts expire in 2014.

16. Subsequent Events:

16.1 On May 9,May 14 and May 18, 2012, the Company signed an amendment under its $800,000 secured term loan agreement, its Deutsche Bank facilities and its $1,040,000 credit facility, respectively to, among other things, terminate the guarantee by DryShips, remove the related covenants and the cross-acceleration provision relating to DryShips's indebtedness (Note 9).

OCEAN RIG UDW INC.
Notes to unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Subsequent Events-(continued):

16.2 On May 10, 2012, the Company announced that it had entered into a drilling contract for the Ocean Rig Olympia with Total E&P Angola. The contract is for a three-year period for drilling offshore West Africa, with an estimated backlog of approximately $652.0 million. The contract is expected to commence in direct continuation of the Ocean Rig Olympia's existing contract in West Africa. The customer has the option to extend the contract for two periods of one year each, with the first option exercisable within one year from the commencement date under the drilling contract, and the second option exercisable within one year after the date of exercise of the first option.

16.3 On May 15, 2012, the Ocean Rig Corcovado completed the general testing of equipment as required by Petroleo Brazilieiro S.A., and has commenced revenue-generating drilling operations in Brazil.